Scripps Networks Interactive, Inc.	A.B. Cruz III	PHONE (513) 824-3233
312 Walnut Street, Suite 1800	Executive Vice President, Chief Legal	FAX (513) 824-3392
Cincinnati, OH 45202	Officer and Corporate Secretary	E-MAIL ab.cruz@scrippsnetworks.com

Via fax – 202-772-9203 & Federal Express

June 19, 2009

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Scripps Networks Interactive, Inc.

Schedule TO-I

Filed June 1, 2009

File No. 5-84128

Dear Ms. Duru:

I am writing in response to your letter dated June 16, 2009 with respect to the Schedule TO-I filed by Scripps Networks Interactive, Inc. (“SNI” or the “Company”) in connection with its offer to certain current employees and directors to issue restricted shares of SNI in exchange for certain outstanding stock options (the “Exchange Offer”). SNI also is filing herewith Amendment No. 2 (the “Amendment”) to its Schedule TO-I filed on June 1, 2009. Our response to your remaining comment follows the text of the comment below:

Schedule TO-I

Exhibit (a)(1)(i); Offer to Exchange

General

1.	We note your response to prior comments 2, 3, and 4. Although you cite to the advantages associated with allowing holders to tender online via the internet, your analysis omits acknowledgement of the disadvantages associated with limiting the means to tender to only the internet. Limiting the means to tender to only internet participation does not appear to be consistent with Rule 13e-4 because of the potential for events to occur that could result in the internet being unavailable to eligible holders who wish to tender and who would only be able to tender via alternate means. Please revise your offer accordingly.

Melissa Campbell Duru

June 19, 2009

Consistent with your discussion with David Neuhardt of Thompson Hine, our outside counsel, we will notify eligible employees and directors by email, in the same manner as the Offer to Exchange was disseminated to them, of the opportunity to tender their eligible options, or withdraw a previous tender, by means of facsimile, regular mail, overnight courier or hand delivery (in addition to by means of the offer website, as described in the Offer to Exchange). A copy of this email, along with the paper election and withdrawal form to be used with tenders and withdrawals made by facsimile, email, overnight courier or hand delivery (which will be delivered to eligible employees and directors with the email), is attached as an exhibit to the Amendment.

SNI hereby acknowledges each of the following:

•	SNI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SNI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at 513-824-3233 or David Neuhardt of Thompson Hine at (937) 443-6775.

Sincerely,

/s/ A.B. Cruz III
A.B. Cruz III

ABC:mak